

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Justin Hall
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, California 94608

     Re: NovaBay Pharmaceuticals, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed May 18, 2023
          File No. 001-33678

Dear Justin Hall:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Disclosure Review Program